UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                  PURSUANT TO SECTION 13A-16 OR 15D-16 OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                                 MARCH 29, 2006

                       Commission File Number: 001-14534


                            PRECISION DRILLING TRUST
             (Exact name of registrant as specified in its charter)


                          4200, 150 - 6TH AVENUE S.W.
                                CALGARY, ALBERTA
                                CANADA T2P 3Y7
                    (Address of principal executive offices)


      Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
                          Form 20-F    Form 40-F    X

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

      Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

      Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

      Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                               Yes        No   X

      If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Dated: March 29, 2006

                                     PRECISION DRILLING TRUST
                                     BY ITS ADMINISTRATOR PRECISION DRILLING
                                     CORPORATION


                                     By:   "Darren Ruhr"
                                     Name: Darren Ruhr

                                      Title: Vice President, Corporate Services
                                             and Corporate Secretary

Exhibit     Title

1                 PRESS RELEASE - PRECISION DRILLING TRUST ANNOUNCES
            DISTRIBUTION REINVESTMENT PLAN

[Graphic Omitted]
[Logo - Precision Drilling Corporation]



                                  NEWS RELEASE

                      PRECISION DRILLING TRUST ANNOUNCES
                         DISTRIBUTION REINVESTMENT PLAN

CALGARY, Alberta, March 29, 2006 - the Trustees of Precision Drilling Trust ("PRECISION") have approved the adoption of a distribution reinvestment plan (the "PLAN") for holders of trust units of Precision ("UNITHOLDERS"). The Plan is effective for distributions declared after March 31, 2006.
The Plan provides eligible Unitholders with the option to reinvest the monthly cash distributions and acquire additional units of Precision at an average market price as determined under the Plan. Units distributed pursuant to the Plan will be acquired by Computershare Trust Company of Canada from treasury, or at the discretion of Precision Drilling Corporation, administrator of Precision, through the facilities of the Toronto Stock Exchange. No brokerage fees or commissions are payable by participants enrolled in the Plan, however,
Unitholders should make inquiries with their broker, investment dealer or financial institution through which their units are held to confirm their individual fee policies.
The Plan is presently available to Canadian resident Unitholders. Unitholders who are not residents of Canada or who hold Class B Limited Partnership Units of Precision Drilling Limited Partnership are not eligible to enroll in the Plan.
A copy of the Plan is available on Precision's website at www.precisiondrilling.com and detailed information regarding enrolment in the Plan can be obtained from Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1, Attention: Distribution Reinvestment Department, Telephone: 1-800-564-6253. Unitholders should carefully read the complete text of the Plan before making any decisions regarding their participation in the Plan.

Precision Drilling Trust is Canada's largest energy services trust. Headquartered in Calgary, Alberta, Precision is the leading provider of energy services to the Canadian oil and gas industry. Precision provides customers with access to an extensive fleet of contract drilling rigs, service rigs, camps, snubbing units and rental equipment backed by a comprehensive mix of technical support services and skilled, experienced personnel.
Precision Drilling Trust is listed on the Toronto Stock Exchange under the trading symbol "PD.UN" and in U.S. dollars "PD.U" and on the New York Stock Exchange under the trading symbol "PDS".
For further information please contact Doug Strong, Chief Financial Officer of Precision Drilling Corporation, Administrator of Precision Drilling Trust, 4200, 150 - 6th Avenue S.W., Calgary, Alberta T2P 3Y7, Telephone (403) 716-4500, Fax
(403) 264-0251; website: www.precisiondrilling.com.